February 28, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Elisabeth Bentzinger

Re:         DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Ms. Bentzinger:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 231/232 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2018 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1. Comment:  Please include the legend required by Rule 30e-3 under the 1940 Act if the Portfolios intend to rely on the Rule as of January 1, 2021.

Response:  The Portfolios intend to rely on Rule 30e-3 under the 1940 Act as of January 1, 2021 and will incorporate the appropriate disclosure on the covers of the summary and statutory prospectuses.

2. Comment: Please state each Portfolio’s investment objective in the “Additional Information on Investment Objectives and Policies” section of the Prospectus, and if applicable, please state whether each Portfolio’s investment objective can be changed without shareholder approval.

Response: Each Portfolio currently discloses its investment objective in the “Investment Objective” sub-section in the summary section of its Prospectus. The Registrant respectfully notes that General Instruction C.3(a) to Form N-1A states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Therefore, each

U.S. Securities and Exchange Commission
February 28, 2019

Portfolio does not repeat its investment objective in the “Additional Information on Investment Objectives and Policies” section of the Prospectus per Form N-1A.  Further, the Registrant respectfully notes that Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that each Portfolio’s investment objective is fundamental, and, accordingly, it may not be changed without shareholder approval.

3. Comment: In the “Redemption of Shares” section of the Prospectus, per Item 11(c)(7) of Form N-1A, please disclose the typical number of days or estimated range of days that each Portfolio expects it will take for the Portfolio to pay out redemptions proceeds to an intermediary.

Response: The Registrant has revised the disclosure accordingly.

4. Comment: Please provide additional detail regarding each Portfolio’s ability to redeem shares in-kind (e.g., whether the redemptions would be on a pro-rata basis or consist of individual securities).

Response: The Registrant has revised the disclosure accordingly.

5. Comment.  With respect to each Fee Waiver and/or Expense Assumption Agreement, please clarify in the “Management of the Fund” section of the Prospectus that prior year expenses can be recaptured only if the current expense ratio, after taking into account such recapture, would be less than: (1) the prior year expense cap that was in place when the expenses were previously waived and/or assumed; and (2) the Portfolio’s current expense cap, in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: The Registrant has revised the disclosure accordingly.

6. Comment:  Please disclose that each Portfolio that operates as a fund of funds will look through any investment company it invests in for purposes of complying with its 80% policy.

Response: The Registrant has incorporated disclosure into the “Portfolio Characteristics and Policies” section of the Statement of Additional Information (“SAI”) that confirms that each Portfolio that operates as a fund of funds will look through any investment company it invests in for purposes of complying with its 80% policy, to the extent applicable.

SAI

7. Comment: Please revise the explanatory disclosure in the SAIs regarding the treatment of foreign government securities for purposes of certain Portfolios’ concentration policies to clarify the disclosure, which is confusing as written.

Response: The Registrant has revised the disclosure accordingly.

U.S. Securities and Exchange Commission
February 28, 2019

8. Comment.  With respect to each Portfolio that may establish subsidiaries or other similar vehicles for the purpose of conducting its investment operations, please confirm that the Portfolio will look through such subsidiaries or vehicles for compliance with its concentration policy.

Response.  The Registrant confirms that each Portfolio that may establish subsidiaries or other similar vehicles for the purpose of conducting its investment operations will look through such subsidiaries or vehicles for compliance with its concentration policy.

Part C

9. Comment: Except where permitted under Rule 483 under the 1933 Act, file executed contracts, not forms of contracts, as exhibits.

Response: The Registrant has been updating its exhibits with executed contracts in previous filings and will continue to update the exhibits in accordance with Rule 483 in future filings, including the upcoming 485(b) filing.

* * * * * *

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President and Secretary
DFA Investment Dimensions Group Inc.